UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

PokerTek, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730864105

(CUSIP Number)

Gehrig H. White

c/o PokerTek, Inc.

1020 Crews Road, Suite J

Matthews, North Carolina 28106

(704) 849-0860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gehrig H. White
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,379,500 8. Shared Voting Power 0 9. Sole Dispositive Power 2,379,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,379,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GHW Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,379,500 8. Shared Voting Power 0 9. Sole Dispositive Power 2,379,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,379,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur Lee Lomax
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 591,000 8. Shared Voting Power 0 9. Sole Dispositive Power 591,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 591,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Crawford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,529,500 8. Shared Voting Power 0 9. Sole Dispositive Power 1,529,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,529,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crawford Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,529,500 8. Shared Voting Power 0 9. Sole Dispositive Power 1,529,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,529,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 730864105

Item 1. Security and Issuer

This statement relates to the shares of common stock, no par value (the “Common Stock”), of PokerTek, Inc., a North Carolina corporation (the “Company”). The principal executive offices of the Company are located at 1020 Crews Road, Suite J, Matthews, North Carolina 28106.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed jointly by Gehrig H. White, GHW Enterprises, LLC, Arthur Lee Lomax, James Crawford and Crawford Ventures, LLC (collectively, the “Filing Group”).

Gehrig H. White is a United States citizen whose business address is 1020 Crews Road, Suite J, Matthews, North Carolina 28106. Mr. White controls GHW Enterprises, LLC, a North Carolina limited liability company located at 6207 Glynmoor Lakes Drive, Charlotte, North Carolina 28277 and which is the beneficial owner of all 2,379,500 shares of the Common Stock reported in this statement. The principal business of GHW Enterprises is to hold Common Stock. Mr. White’s principal occupation is Chief Executive Officer of the Company, located at 1020 Crews Road, Suite J, Matthews, North Carolina 28106. The Company’s principal business is to develop and market the PokerPro™ system, an electronic poker table that provides a fully-automated poker-room environment to tribal casinos, commercial casinos and card clubs.

Arthur Lee Lomax is a United States citizen whose business address is 75 Carmel Lane, Columbus, North Carolina 28722. Mr. Lomax’s principal occupation is headmaster of Carolina Classical School, located at 75 Carmel Lane, Columbus, North Carolina 28722. The principal business of Carolina Classical School is to provide an interdenominational Christian education emphasizing academic, social, spiritual and physical values for students from pre-kindergarten age through the eighth grade.

James Crawford is a United States citizen whose business address is 1020 Crews Road, Suite J, Matthews, North Carolina 28106. Mr. Crawford is the manager of and controls Crawford Ventures, LLC, a North Carolina limited liability company located at 5237 Lancelot Drive, Charlotte, North Carolina 28270 and which is the beneficial owner of all 1,529,500 shares of the Common Stock reported in this statement. The principal business of Crawford Ventures, LLC is to hold Common Stock. Mr. Crawford’s principal occupation is President of the Company, located at 1020 Crews Road, Suite J, Matthews, North Carolina 28106. The Company’s principal business is to develop and market the PokerPro™ system, an electronic poker table that provides a fully-automated poker-room environment to tribal casinos, commercial casinos and card clubs.

CUSIP No. 730864105

Item 3. Source and Amount of Funds or Other Consideration

The Filing Group was not formed to make any purchases of Common Stock and the Filing Group does not intend to make any such purchases. As explained in Item 4, below, the Filing Group was formed to facilitate certain purchases of Common Stock from members of the Filing Group by Aristocrat International Pty. Limited, a wholly owned subsidiary and affiliate of Aristocrat Leisure Limited, a leading global provider of gaming solutions (collectively, “Aristocrat”). The existing shares of Common Stock owned by each member of the Filing Group were acquired originally by each of Messrs. White, Lomax and Crawford in his capacity as a founder of the Company prior to the Company’s October 2005 initial public offering.

This statement does not report the acquisition of any additional shares of Common Stock by any member of the Filing Group except insofar as any of the members of the Filing Group may be deemed for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, to have acquired beneficial ownership of the shares of Common Stock held by any other member of the Filing Group. As such, there is no use of funds or other consideration to report on this statement.

Item 4. Purpose of the Transaction

Each of Gehrig H. White, Arthur Lee Lomax and James Crawford are founders of the Company. For estate planning reasons Mr. White and Mr. Crawford have chosen to hold their shares of the Common Stock through GHW Enterprises, LLC and Crawford Ventures, LLC, respectively.

Mr. White is the Chief Executive Officer of the Company and Mr. Crawford is the President of the Company. Each of Messrs. White, Lomax and Crawford serve on the Company’s Board of Directors.

In the course of its business, the Company was introduced to representatives of Aristocrat. The Company and Aristocrat discussed the possibility of Aristocrat becoming a distributor of the Company’s products. During the course of these discussions, Aristocrat indicated its desire to acquire an ownership interest in the Company of at least ten percent (10%) of the issued and outstanding shares of Common Stock. The Company’s representatives indicated that the Company was not interested in issuing additional shares of Common Stock and thereby diluting the ownership interests of its existing shareholders.

As a result of the aforementioned discussions, Aristocrat and the Company began discussing whether Aristocrat might be successful in purchasing shares of Common Stock from one or more of the Company’s existing shareholders. Subsequently, representatives of the Company introduced Aristocrat representatives to representatives of WPT Enterprises, Inc. (“WPTE”). The members of the Filing Group also considered selling shares of Common Stock to Aristocrat in order to provide Aristocrat with the ownership interest in the Company that it desired in connection with becoming a distributor of the Company’s products.

Aristocrat began negotiating a securities purchase agreement with WPTE and, based on a Current Report on Form 8-K filed by WPTE with the Securities and Exchange Commission on

CUSIP No. 730864105

January 23, 2006, such negotiations resulted in the execution of a securities purchase agreement on January 20, 2006 pursuant to which Aristocrat agreed to purchase 630,000 shares of Common Stock, at a price per share equal to $9.03, subject to certain conditions. The purchase price of $9.03 was obtained by multiplying the total number of shares of Common Stock to be sold by WPTE by the weighted average closing price (weighted with reference to trading volume on each trading day) of the Common Stock on the NASDAQ National Market during the thirty (30) trading days immediately preceding January 20, 2006. The purchase is expected to occur on or about February 28, 2006. Also on January 20, 2006, the Company entered into an international distribution rights agreement with Aristocrat (the “Distribution Agreement”). The term of the Distribution Agreement is for a period of six months, beginning on the commencement date (January 20, 2006). The term of the Distribution Agreement will be automatically extended to ten years if Aristocrat enters into and completes one or more securities purchase agreements that provide for the purchase by Aristocrat of an aggregate of 946,800 shares of the issued and outstanding Common Stock. The shares of Common Stock purchased by Aristocrat from WPTE will count toward satisfying the total number of shares of Common Stock that must be purchased by Aristocrat in order to extend the term of the Distribution Agreement.

Members of the Filing Group are in the process of negotiating with Aristocrat regarding the potential sale of an aggregate of approximately 300,000 shares of Common Stock held by the Filing Group. No definitive agreements have been entered into as of the date of filing of this statement. However, the members of the Filing Group anticipate continuing to engage in good faith negotiations with Aristocrat in order to satisfy the aforementioned condition for extending the term of the Distribution Agreement.

The decision by the members of the Filing Group to sell their shares to Aristocrat, if any, will be made independent of the negotiations between Aristocrat and WPTE. Therefore, although the timing of Aristocrat’s purchases from WPTE and each of the members of the Filing Group may be similar, each of the members of the Filing Group hereby disclaim membership in a group with each other and with WPTE pursuant to Rule 13d-5(b).

Except as set forth herein, the Filing Group does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Gehrig H. White

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,379,500

Percentage: 25.1%

(b)	Sole power to vote or direct the vote: 2,379,500

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 2,379,500

Shared power to dispose or direct the disposition: 0

CUSIP No. 730864105

(c)	Mr. White has not effected any transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

GHW Enterprises, LLC

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,379,500

Percentage: 25.1%

(b)	Sole power to vote or direct the vote: 2,379,500

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 2,379,500

Shared power to dispose or direct the disposition: 0

(c)	GHW Enterprises, LLC has not effected any transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Arthur Lee Lomax

(a)	Aggregate number of shares of Common Stock beneficially owned: 591,000

Percentage: 6.2%

(b)	Sole power to vote or direct the vote: 591,000

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 591,000

Shared power to dispose or direct the disposition: 0

(c)	Mr. Lomax has not effected any transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

James Crawford

(a)	Aggregate number of shares of Common Stock beneficially owned: 1,529,500

Percentage: 16.2%

CUSIP No. 730864105

(b)	Sole power to vote or direct the vote: 1,529,500

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 1,529,500

Shared power to dispose or direct the disposition: 0

(c)	On December 1, 2005, Crawford Ventures, LLC, which is controlled by Mr. Crawford, redeemed the membership interests of five of its members, each of whom owned a 0.3022% membership interest in Crawford Ventures, LLC prior to the redemption. In payment for the redemption of such membership interests, Crawford Ventures, LLC transferred 5,000 shares of the Common Stock to each of the five former members whose membership interests were redeemed. The transactions were completed in Charlotte, North Carolina. Neither Mr. Crawford nor Crawford Ventures, LLC have effected any other transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Crawford Ventures, LLC

(a)	Aggregate number of shares of Common Stock beneficially owned: 1,529,500

Percentage: 16.2%

(b)	Sole power to vote or direct the vote: 1,529,500

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 1,529,500

Shared power to dispose or direct the disposition: 0

(c)	On December 1, 2005, Crawford Ventures, LLC redeemed the membership interests of five of its members, each of whom owned a 0.3022% membership interest in Crawford Ventures, LLC prior to the redemption. In payment for the redemption of such membership interests, Crawford Ventures, LLC transferred 5,000 shares of the Common Stock to each of the five former members whose membership interests were redeemed. The transactions were completed in Charlotte, North Carolina. Crawford Ventures, LLC has not effected any other transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 1 to this statement, and otherwise as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the members of the Filing Group and between such members of the Filing Group and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Each of the members of the Filing Group has entered into an agreement with Feltl and Company that, for a period of 180 days from October 13, 2005, forbids them from offering, selling, assigning, transferring, pledging, contracting to sell or otherwise disposing of or hedging any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock. Feltl and Company may, in its sole discretion, at any time without prior notice, release all or any portion of the shares of Common Stock from the restrictions in such agreements.

CUSIP No. 730864105

See Items 1 and 2 above regarding disclosure of the relationships between members of the Filing Group, which disclosure is incorporated herein by reference. The disclosure in Item 4 regarding the negotiation and execution of securities purchase agreements with Aristocrat is also incorporated herein by reference.

Item 7. Material to be filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated January 30, 2006, by and among the members of the Filing Group, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2	Power of Attorney executed by Gehrig H. White, GHW Enterprises, LLC, Arthur Lee Lomax, James Crawford and Crawford Ventures, LLC authorizing Gehrig H. White and James Crawford, or each of them, to sign and file Schedules 13D and related documents and amendments thereto on behalf of each person or entity who executed such Power of Attorney.

CUSIP No. 730864105

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2006

GEHRIG H. WHITE

/s/ Gehrig H. White
Gehrig H. White

GHW ENTERPRISES, LLC

By:	/s/ Gehrig H. White
Gehrig H. White, its Manager

JAMES CRAWFORD

/s/ James Crawford
James Crawford

CRAWFORD VENTURES, LLC

/s/ James Crawford
James Crawford, its Manager

ARTHUR LEE LOMAX

/s/ Arthur Lee Lomax
Arthur Lee Lomax

CUSIP No. 730864105

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated January 30, 2006, by and among the members of the Filing Group, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2	Power of Attorney executed by Gehrig H. White, GHW Enterprises, LLC, Arthur Lee Lomax, James Crawford and Crawford Ventures, LLC authorizing Gehrig H. White and James Crawford, or each of them, to sign and file Schedules 13D and related documents and amendments thereto on behalf of each person or entity who executed such Power of Attorney.